Mail Stop 3561

June 26, 2007

<u>Via Fax & U.S. Mail</u>

Mr. Dominick A. Pagano, Chief Executive Officer
EDAC Technologies Corporation
1806 New Britain Avenue
Farmington, Connecticut 06032

> **Re: EDAC Technologies Corporation**
> **Form 10-K for the fiscal year ended December 30, 2006**
> **Filed March 13, 2007**
> **File No. 000-14275**

Dear Mr. Pagano:

We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

Sincerely,

Linda Cvrkel
Branch Chief